                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                        NEW CENTURY FINANCIAL CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    64352D101
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           GREENLIGHT CAPITAL, L.L.C.
                        420 Lexington Avenue, Suite 1740
                            New York, New York 10170
                            Tel. No.: (212) 973-1900
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                                Eliot D. Raffkind
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                December 31, 2002
-------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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

      CUSIP No. 64352D101                                    13D/A
-------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.
-------------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)[ ]
                                                                                                (b)[ ]

-------------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF
-------------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                                                [ ]

-------------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
---------------------------------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       1,695,500
                                         ----------------------------------------------------------------
              OWNED BY
                EACH                     8     SHARED VOTING POWER
              REPORTING                        0
             PERSON WITH
                                         ----------------------------------------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               1,695,500
                                         ----------------------------------------------------------------

                                         10    SHARED DISPOSITIVE POWER
                                               0
---------------------------------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,695,500
---------------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                     [ ]

---------------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.8%
---------------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               OO
---------------------------------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 64352D101                                    13D/A
---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
-------------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)[ ]
                                                                                                (b)[ ]

-------------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
-------------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
---------------------------------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       1,695,500
                                         ----------------------------------------------------------------
              OWNED BY
                EACH                     8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                       0
                                         ----------------------------------------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               1,695,500
                                         ----------------------------------------------------------------

                                         10    SHARED DISPOSITIVE POWER
                                               0
---------------------------------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,695,500
---------------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*

---------------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.8%
---------------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               IN
---------------------------------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 1 TO SCHEDULE 13D

                  This Schedule 13D (the "Schedule 13D"), relating to shares of common stock of New Century Financial Corporation, a Delaware corporation (the "Issuer"), is being filed with the Securities and Exchange Commission (the "Commission") as an amendment to Schedule 13D filed with the Commission on December 13, 2002. This Schedule 13D is being file on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight") and Mr. David Einhorn, principal of Greenlight.

                  This Schedule 13D relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), to which Greenlight acts as investment advisor.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a) This statement is filed by: (i) Greenlight and (ii) Mr. David Einhorn, principal of Greenlight (the "Principal").

                  (b) The business address of Greenlight and the Principal is 420 Lexington Avenue, Suite 1740, New York, NY 10170.

                  (c) Greenlight provides investment management services to private individuals and institutions. The principal occupation of Mr. Einhorn is investment management.

                  (d) Neither of Greenlight or the Principal have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither of Greenlight or the Principal have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Greenlight is a Delaware limited liability company. Mr. David Einhorn is a United States citizen.

ITEM 4.  PURPOSE OF THE TRANSACTION

                  Greenlight and Mr. Einhorn acquired shares of Common Stock for portfolio investment purposes. Greenlight and Mr. Einhorn reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Greenlight's general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. Greenlight and Mr. Einhorn hope to work with the Issuer's management and board of directors to identify and pursue opportunities to increase the value of the Shares. Except as disclosed above, none of the reporting persons have any plans or proposals of the type described in (a)-(j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of December 11, 2002, Greenlight and Mr. Einhorn beneficially own 1,695,500 shares of Common Stock of the Issuer, which represents 6.8% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,695,500 shares of Common Stock beneficially owned by Greenlight and Mr. Einhorn as of the date hereof, by (ii) 24,929,463 shares of Common Stock outstanding as of October 31, 2002, based upon the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on November 14, 2002.

                  (b) Greenlight and Mr. Einhorn, for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified, have the power to vote and dispose of the shares of Common Stock held by each such entity.

                  The filing of this statement on Schedule 13D shall not be construed as an admission that Greenlight or Mr. Einhorn is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,695,500 shares of Common Stock owned by Greenlight Fund, Greenlight Offshore or Greenlight Qualified. Pursuant to Rule 13d-4, Greenlight and Mr. Einhorn disclaim all such beneficial ownership.

                  (c) There have been no transactions in the Issuer's securities by Greenlight during the last sixty days.

                  (d) Not Applicable.

                  (e) Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated March 13, 2003, among Greenlight and Mr. Einhorn.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   March 13, 2003


                                            GREENLIGHT CAPITAL, L.L.C.

                                            By: /S/ DAVID EINHORN
                                              ---------------------------------
                                                David Einhorn, Managing Member



                                                /S/ DAVID EINHORN
                                            -----------------------------------
                                                David Einhorn

                                 EXHIBIT INDEX


Exhibit 1 Joint Filing Agreement dated March 13, 2003, among Greenlight and Mr. Einhorn.